Exhibit 99.14

Consent of Independent Registered Public Accounting Firm

The Board of Trustees

Advanced Series Trust

We consent to the use of our report dated February 23, 2018, with respect to the statements of assets and liabilities of AST Columbia Adaptive Risk Allocation Portfolio and AST T. Rowe Price Diversified Real Growth Portfolio, each a portfolio of Advanced Series Trust, including the schedules of investments, as of December 31, 2017, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended, and financial highlights for each of the years or periods in the three-year and four-year periods then ended, respectively, incorporated by reference herein and to the references to our firm under the headings “Financial Highlights” and “Exhibit A: Form of Plan of Reorganization” in the prospectus/proxy statement.

New York, New York

August 6, 2018